EMBRAER- EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

MARKET ANNOUNCEMENT

Embraer confirms the acquisition of the remaining 40% of the capital of ELEB - Embraer Liebherr Equipamentos do Brasil S.A., belonging to Liebherr Aerospace S.A.S., thus concluding the deal announced on December 21, 2007.

Therefore, Embraer now holds all of the shares issued by ELEB, whose company name will be changed to ELEB Equipamentos S.A., so as to reflect the new corporate structure.

ELEB was founded in 1999, and develops and manufactures aircraft landing gear, hydraulic components, and precision equipment, with 18,710 square meters of constructed facilities and approximately 750 employees. The company’s corporate headquarters are in São José dos Campos, in outstate São Paulo, where its operations will continue without alteration.

São José dos Campos, July 3, 2008

Antonio Luiz Pizarro Manso
Executive Vice-President & CFO